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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 001-12665
                                                            CUSIP Number: 008190

(Check One):  |_| Form  10-K |_| Form  20-F |_| Form 11-K |X| Form 10-Q
              |_| Form 10D |_| Form N-SAR |_| Form N-CSR

For Period Ended: July 2, 2006
 |_| Transition Report on Form 10-K
 |_| Transition Report on Form 20-F
 |_| Transition Report on Form 11-K
 |_| Transition Report on Form 10-Q
 |_| Transition Report on Form N-SAR
For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
Part I - Registrant Information

Full Name of Registrant:                    CEC Entertainment, Inc.
Former Name if Applicable:                  ShowBiz Pizza Time, Inc.
Address of Principal Executive Office
(Street and Number):                        4441 W. Airport Freeway

City, State and Zip Code:                   Irving, Texas 75062



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Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously announced, the Company's Audit Committee, assisted by independent legal counsel, is reviewing the Company's practices relating to stock option grants. This voluntary review was initiated following a review conducted by management of the Company prompted by recent media coverage regarding the stock option granting practices of publicly traded companies. The Audit Committee's review is not complete and it has not reached any final conclusions. As a consequence, the Company is not yet able to finalize its financial statements in order to file its Quarterly Report on Form 10-Q within the prescribed time period. The Company does not expect that it will be able to file its quarterly report on Form 10-Q within the five day extension period provided for under Rule 12b-25.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Christopher D. Morris            (972)                 258-4525
             (Name)                (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        |X| Yes           |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        |X| Yes           |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company announced preliminary financial results for the quarter ended July 2, 2006 in a press release dated July 25, 2006 that was furnished as
Exhibit 99 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on July 25, 2006. On July 25, 2006, the Company also broadcast on the internet a conference call to discuss with investors the preliminary financial results for the quarter ended July 2, 2006. A replay of the conference call is available on the Company's website at www.chuckecheese.com. Please refer to the Form 8-K filed with the SEC and the replay of the conference call on the Company's website regarding preliminary changes in the results of operations from the second quarter of 2005 which the Company anticipates will be reflected by the earnings statements to be included in the Company's Quarterly Report on Form 10-Q for the period ended July 2, 2006. Because the Audit Committee's review is not complete, the Company is unable to determine the impact of an adjustment, if any, to financial results related to stock option grants.

     Certain matters discussed in this Notification of Late Filing on Form 12b-25, including those relating to the nature and scope of the Audit Committee's pending review, expectations as to the completion of the review and timing of the filing of the quarterly report on Form 10-Q for the period ended July 2, 2006, constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements, including as a result of additional actions and findings resulting from the continuing review and as a result of other risks set forth in the Company's SEC reports, which are available at the SEC's website at http://www.sec.gov. There can be no assurance concerning the results of the Audit Committee's review or the timing of the filing of the Quarterly Report on Form 10-Q for the period ended July 2, 2006.


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                             CEC Entertainment, Inc.
                (Name of the Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2006                       By:  /s/ Christopher D. Morris
                                                 ------------------------------
                                                 Executive Vice President and
                                                 Chief Financial Officer